SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated February 05, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated February 5, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA") released a material fact complementing the one published on August 30, 2019 and in relation to IDB Development Corporation Ltd. ("IDBD") stake in Clal Insurance Enterprise Holdings Ltd. ("Clal") and the swap transactions of Clal shares made by IDBD. It is recalled that IRSA controls IDBD through Dolphin Netherlands B.V. (“Dolphin Netherlands”), a Dutch company 100% controlled by the subsidiary Tyrus S.A.

On February 4, 2020 after approval received from IDBD’s Audit Committee and Board of Directors, Dolphin Netherlands, undertook towards the Company to provide to the financing entities through whom swap transactions were performed by the Company in connection with shares of Clal Insurance Enterprises in August 2018 and in November 2018, autonomous and unconditional guarantees in a cumulative total of approximately NIS 11 million, which will constitute a part of the pledged deposits which IDBD undertook as part of the terms of the aforementioned swap transactions.

It is noted that the banks will be entitled to forfeit the guarantees only in case any of the swap transactions has concluded (in accordance with its terms, including in case of early conclusion), and on the aforementioned conclusion date, there is a deficit in the amount of the pledged deposits which were provided by the Company to the banks.

Regarding the undertaking of Dolphin Netherlands to inject capital into IDBD, in equal annual payments of NIS 70 million each, on September 2, of the years 2019, 2020 and 2021, commitment reported by IRSA on August 30, 2019, it is informed that in case any of the swap transactions has concluded before the deadline for execution of the second payment, on September 2, 2020, the unrealized parts of the guarantees will be returned to Dolphin Netherlands, while each part of the guarantees which was exercised until September 2, 2020, will be considered as part of the second payment, whereby the balance of the second payment will be transferred by Dolphin Netherlands to IDBD. Insofar as the swap transactions are still in effect on September 2, 2020, then at that time Dolphin Netherlands will inject into IDBD the second payment, in accordance with and subject to the terms of the aforementioned undertaking, and the guarantees will be returned to Dolphin Netherlands.

IDBD further reports that on February 4, 2020, it received the banks’ approvals for the receipt of the guarantees, and accordingly, they were deposited in the amount of approximately NIS 8.7 million, remaining to be deposited today approximately NIS 2.3 million.

As of today, IDBD’s stake in Clal Insurance Enterprises amounts to 8.5% of its share capital and the company owns an additional 7.1 % through swaps transactions

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: February 5, 2020